Exhibit 99.3

POLYPID LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Tal Vilnai, Secretary and General Counsel of PolyPid Ltd. (the “Company”) and Ms. Orna Blum, Assistant Secretary and Legal Counsel of the Company, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on May 5, 2023 at 2:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

POLYPID LTD.

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: May 5, 2023

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-elect Kost Forer Gabbay & Kasierer, Certified Public Accountants, as the independent registered public accountants of the Company, and to authorize the Board of Directors to determine their compensation, until the next annual general meeting of the Company’s shareholders, as set forth in Proposal No. 1 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To adopt the following resolutions:

2.1	To re-elect Mr. Jacob Harel as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.2	To re-elect Ms. Dikla Czaczkes Akselbrad as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.3	To re-elect Prof. Yechezkel Barenholz as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.4	To re-elect Mr. Nir Dror as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.5	To re-elect Mr. Chaim Hurvitz as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.6	To re-elect Dr. Itzhak Krinsky as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.7	To re-elect Ms. Anat Tsour Segal as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve her compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.8	To re-elect Dr. Robert B. Stein as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve an option grant to the Company’s Chief Executive Officer, Ms. Dikla Czaczkes Akselbrad, as set forth in Proposal No. 3 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 3?*

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 3.

*	If you do not indicate a response for this item 3a, your shares will not be voted for Proposal No.3.

4.	To approve repricing of existing options for the Company’s Chief Executive Officer, Ms. Dikla Czaczkes Akselbrad, as set forth in Proposal No. 4 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 4?*

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 4

*	If you do not indicate a response for this item 4a, your shares will not be voted for Proposal No.4.

5.	To approve repricing of existing options for the members of the Board of Directors of the Company, as set forth in Proposal No. 5 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.	To approve an extension of the Company’s U.S. subplan under Company’s Amended and Restated 2012 Share Option Plan for U.S. tax purposes, as set forth in Proposal No. 6 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7.	To increase the Company’s authorized share capital and to amend and restate the Company’s Articles of Association to reflect the same, as set forth in Proposal No. 7 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

8.	To approve an amendment to the articles of association of the Company to include an ‘Exclusive Forum’ section.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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